SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição wins Abradee Award for best distribution company in Brazil

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby announces to its shareholders and the market in general that it received, today, the award for best energy distributor company in Brazil.

For the eighth time in the last ten years, Copel was considered the best in the opinion of consumers. To win first place in the country, the good evaluation of customers was added to the quality of management and operation. The announcement took place in the online broadcast of the Abradee Award ceremony, promoted over 20 years ago by the Brazilian Association of Energy Distributors.

Copel Distribuição competed with companies across the country, in seven categories. In addition to the best assessment by customers, the company was champion in the economic-financial management category, which assesses the capacity to generate value, taking into account the requirements of the concession and the characteristics of the business. It was also in second place in the evaluation of the company's management, based on the excellence model of the National Quality Foundation. The category takes into account criteria such as systemic thinking, sustainable development and process orientation.

The Abradee Award was created in 1999 with the objective of recognizing the work of the best energy distributors and promoting improvements for the sector as a whole. Added to the trophies received this year, Copel is the owner of 29 awards in the history of the award.

Curitiba, August 26, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 26, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.